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                       [PARADIGM GEOPHYSICAL LETTERHEAD]



FOR IMMEDIATE RELEASE

CONTACTS:
BRIAN W. BERMAN, CFO                            STEVEN CURTIS, RUDER FINN, INC.
Phone: +972-9-970-9339                          Phone: +1-212-593-6319
Fax: +972-9-955-3016                            Fax: +1-212-715-1660
Email: BRIAN@PARADIGMGEO.COM                    Email: CURTISS@RUDERFINN.COM


               PARADIGM GEOPHYSICAL TO REPORT BREAK-EVEN OPERATING
                         RESULTS FOR THE FIRST QUARTER

HERZLIA, Israel, April 14, 1999: Paradigm Geophysical Ltd. (NASDAQ: PGEOF) today announced that the company expects to report break-even operating results for the first quarter of 1999. The consensus of analyst estimates for the quarter is $.10 per share. Paradigm's full report for the quarter will be issued on April 28, after the close of the New York markets.

Brian Berman, Paradigm's Chief Financial Officer, commented, "The recent weakness in oil prices has forced the major oil companies, our primary customer base, to cut purchasing budgets and undertake drastic reorganizations and streamlining measures. As a result, decisions on the purchase of software tools have been postponed, particularly among the U.S. majors. Importantly for Paradigm, the fact that we have had three long-term compensating strategies over the years has played in our favor. These are: 1) to serve the entire spectrum of the market - majors, independents, state-owned oil companies and service providers; 2) to maintain a strong geographic spread so that downturns in one area are compensated by other areas; and 3) to balance software sales with our services operation.

"In the first quarter, we were able to balance the downturn among the U.S. majors and independents with a more steady level of sales outside the U.S. and to state-owned oil companies. This strategy has allowed us to reach break-even operating results in this difficult environment, before taking into account our recent acquisition of the Petroleum Technology Division of Mincom Ltd.," he concluded.

Paradigm Geophysical Ltd. develops, markets and supports seismic data analysis software solutions and provides seismic data processing and interpretation services to companies engaged in oil and natural gas exploration and production. Paradigm Geophysical Ltd. serves this industry with offices and geophysical data analysis services centers in the United States, the United Kingdom, Canada, China, Australia, Indonesia, Argentina, Venezuela, and Russia.


                                    -More-
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PARADIGM GEOPHYSICAL TO REPORT BREAK-EVEN OPERATING RESULTS FOR Q1.......


Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.




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Safe Harbor statement: This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the company's filings with the U.S. Securities and Exchange Commission. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

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